Exhibit 4.175

GEOTHERMAL LEASE AND AGREEMENT
(Paid Up)

THIS GEOTHERMAL LEASE AND AGREEMENT is made and entered into as of the 8th day of February 2002, ("Lease"), by and between Salton Sea Energy Investments, Inc. (“Lessor”) and ORNI 5 LLC, a Delaware Limited Liability Company, (“Lessee").

WHEREAS, Lessor is the owner of the following lands, situated in Imperial County, California, described on Exhibit "A" attached hereto and incorporated herein, containing 185 acres of land, more or less, together with all right, title and interest of Lessor, presently owned or hereafter acquired, in the above described lands, and whether particularly described above or not, in and to any lands embraced within or underlying roads, streets, alleys, rights of way, dikes, levees, lands created by accretion or reliction, and any waterways, including but not limited to rivers, streams, creeks, sloughs, ditches, canals and lakes, traversing or adjacent to the said above described lands (each collectively referred to as "Lands").

WHEREAS, both of the parties hereto are desirous of having the Lands developed for the production of geothermal resources.

NOW, THEREFORE, witnesseth that:

1.	GRANT OF LEASE AND RIGHTS.

(a) Lessor, for and in consideration of the sum of $10.00 and other good and valuable consideration and of the rentals and royalties herein provided and of the covenants and agreements hereinafter contained, hereby grants, demises, leases and let's unto Lessee, the Lands with the sole and exclusive right to Lessee to drill for, produce, extract, take and remove therefrom: (1) all products of geothermal processes embracing indigenous steam, hot water and hot brines; (2) steam and other gases, hot water and hot brines resulting from water, gas, or other fluids artificially introduced into subsurface formations; (3) heat or other associated energy found beneath the surface of the earth; (4) water from geopressured zones; and (5) by-products of any of the foregoing such as minerals (exclusive of oil or hydrocarbon gas that can be separately produced) which are found in solution or in association with or derived from any of the foregoing (each collectively referred to as "Substances"). For the same consideration, Lessee is hereby granted the right to store, utilize, process, convert, and otherwise use such Substances on or off the Lands and to sell the same or any part thereof on or off the Lands during the term hereof, with the right of entry thereon at all times for said purposes, and to construct, use, maintain, erect, repair and replace thereon, and to remove therefrom all roads, pipelines, ditches and lanes, telephone and telegraph lines, utility installations power lines, poles tanks, evaporation or settling basins, extraction or processing plants, machinery, equipment, buildings, electric power plants and equipment for generation and transmission of electric power, and for the handling, treatment or storage of the Substances, and all structures and facilities relating thereto, which Lessee may desire to erect, construct, or install in carrying on Lessee's business and operations on or from the Lands and other lands in the vicinity of the Lands; and Lessee shall have the further right to erect, maintain, operate and remove a plant or plants, structures and facilities with all necessary appurtenances for the conversion of the Substances into heat, power or another form of energy, and for the extraction of products from steam, brine or water produced from the Lands and other lands in the vicinity of the Lands, including all rights necessary or convenient thereto, together with rights of way for passage over, upon and across and ingress and egress to and from the Lands for any or all of the above mentioned purposes. Lessee shall also have the right to utilize or to dispose of waste brine and other waste products from a well or wells on the Lands or on other land in the vicinity into a well or wells drilled or converted for that purpose on the Lands or other land in the vicinity, and the right to inject water, brine, steam and gases from a well or wells on the Lands or such other land for the purpose of maintaining or restoring pressure, increasing or maintaining production, or testing in the productive zones beneath the Lands or other land in the vicinity thereof. The consideration described above together with royalties payable under Section 3, shall be full consideration for the rights granted hereunder except where otherwise specifically provided.

(b) In addition to the rights granted to Lessee under items (1) through (5) under Section 1(a) above, Lessor hereby grants to Lessee the sole and exclusive right to explore the Lands by geological, geophysical or other methods, whether now known or not; and subject to Lessor's consent which shall not be unnecessarily withheld, and to California law, to take water from the Lands for operations hereunder further provided however that Lessee's use of water shall not interfere with or impair any of Lessor's existing or established water rights of any nature.

2.	LEASE TERMS

(a) The Lease shall be for a term of five (5) years from and after the date hereof ("Primary Term") and for so long thereafter as (i) any of the Substances shall be produced in commercial quantities from any of the Lands or (ii) for so long as the Lease may be kept in force under any other provision hereof.

(b) If at the expiration of the Primary Term hereof none of the Substances is being produced, but on or before that date reworking operations (including, among other things, cleaning, testing, repair, and replacement of wells and related facilities and equipment necessary to cause production from such wells), or operations for the drilling of a well (including among other things any work or actual operations undertaken or commenced for the purpose of drilling a well on or into the Lands, including without limiting the generality hereof, the preparation of the ground therefore, the building of roads and other facilities therefore, the construction of a derrick and other necessary structures for the drilling of a well followed by the actual operation of drilling in the ground) in search of any of the Substances are commenced on the Lands, the Lease will continue in force for so long as such operations are continuously prosecuted; and, such operations shall be considered to be continuously prosecuted if not more than six (6) months shall elapse between completion or abandonment of one well and beginning of operations for the drilling or reworking of another well. If, as a result of such operations, any of the Substances are produced in commercial quantities or production is restored, the Lease will remain in force for so long as any of the Substances shall be so produced. If said Substances, or any of them are being so produced from any part of the Lands at or after expiration of the Primary Term hereof and all of such production shall thereafter cease, Lessee may, within six (6) months from cessation of such production, resume drilling or reworking operations in an effort to obtain or restore such production of any of the Substances, in which event the Lease shall remain in force for so long as such operations are continuously prosecuted, as provided above; and, if such operations shall result in production in commercial quantities of any of the Substances, for so long as any of them are produced in commercial quantities.

(c) At Lessee's option the Primary Term of the Lease may be extended from five (5) years to ten (10) years by paying or tendering to Lessor, on or before the expiration of the said Primary Term, a bonus of $100.00 per acre for the land then covered hereby, said bonus to be paid or tendered to lessor in the same manner as provided in Section number four (4) hereof.

(d) Notwithstanding the limitation of the term of the Lease as set forth in Section 2(a) above, the Lease shall not be terminated for lack of production in commercial quantities after its Primary Term if Lessee shall have shut-in any or all producing wells on the Lands or any land unitized or pooled with the Lands as provided in Section 12 hereof ("Unit Area") for engineering or economic reasons sufficient in its good faith opinion to warrant such action.

3.	ROYALTIES

Lessee shall pay to Lessor royalty out of the proceeds received by Lessee from the sale of Substances produced from the Lands, or allocated to the Lands as provided in Section 12, as follows:

(a) If Lessee sells any Substances as such, a royalty of ten percent (10%) of the gross proceeds from the sale by Lessee of the Substances; less

(1) Any sales, excise or other taxes imposed on the sale of any Substances sold or which are or are required to be included in, or added to the sales price thereof or paid by the seller, and

(2) Any cost to Lessee of any transportation or transmission to the point of sale of any Substances so sold, if sold off the Lands or the Unit Area, as the case may be; and

(b) If Lessee treats or processes or causes to be processed, any Substances for the extraction or manufacture therefrom of any by-products, and sells any by- products, a gross royalty of two percent (2%) of the proceeds from the sale by Lessee of said by-products; less

(1) Any sales, excise or other taxes imposed on the sale of any by-products so sold which are or are required to be included in or added to the sales price thereof or paid by the seller, and

(2) Any cost to Lessee of any transportation to the point of sale of any of said by-products so sold, if sold off the Lands or the Unit Area, as the case may be; and

(c) If Lessee generates electric power from any Substances or otherwise converts any Substances into electric power and sells any of said electric power, a royalty of three percent (3%) if produced by binary technology, or a royalty of three and a half percent (3.5%) if produced by flash technology, or a royalty of four percent (4%) if produced by dry steam technology, of the gross proceeds of the sale of said electric power; less

(1) any sales, excise or other taxes imposed on the sale of any said electric power so sold or which are required to be included in or added to the sales price thereof or paid by the seller, less net proceeds paid to Lessee; and

(2) any cost to Lessee of any transmission to the point of sale of any of said electric power so sold, if sold off the Lands or the Unit Area, as the case may be, less net proceeds paid to Lessee.

(d) If Lessee uses Substances at a commercial facility other than an electric power generating facility, a royalty of ten percent (10%) of the net profits produced by such commercial operation, net profits being the proceeds generated by Lessee, less any associated costs to Lessee including but not limited to any plant, facility and/or operational costs and of any transmission to the point of use if used off the Lands or the Unit Area, as the case may be.

(e) Lessee may use, free of royalty, Substances and electric power developed from the Lands for all operations hereunder, and Lessee shall not be required to account to Lessor for or pay royalty on any Substances reasonably lost or consumed in operations hereunder.

(f) Lessee shall pay Lessor, on or before the last day of each and every calendar month, the royalties accrued and payable for the preceding calendar month. Concurrently with making each such royalty payment, Lessee shall deliver to Lessor a statement setting forth the basis for the determination of the royalty then paid by Lessee.

4.	DEPOSITORY

All payments required to be made by Lessee to Lessor hereunder shall be paid to Lessor by mailing or delivering a check therefore to 31604 Railroad Canyon Rd # 103, Sun City, CA 92587-9460 its successors or assigns, herein designated by Lessor as depository, Lessor hereby granting to said depository full power and authority on behalf of Lessor, and all those succeeding to Lessor's rights hereunder whether by voluntary act or operation of law, to collect and receipt for all sums of money which may become due and payable from Lessee hereunder. No change in the ownership of the Lands or of any payments due Lessor hereunder shall be binding on Lessee until it shall have been furnished adequate written evidence thereof. In the event more than one person or entity shall at any time be entitled to receive sums of money payable hereunder to Lessor all such persons shall have the right, jointly, to designate any other single depository to receive all payments hereunder on their joint and several behalf, and by jointly executed and acknowledged instrument so to advise Lessee, it being intended that Lessee shall never be required to make payment to more than one person or entity nor to draw more than one check for any separate payment becoming due hereunder. Until such notice shall be furnished to Lessee, Lessee shall continue to make all payments to the depository last designated hereunder.

5.	LESSEE'S USE OF PRODUCTION FOR ITS OPERATION

Lessee shall be entitled, without accountability to Lessor therefore whether by payment of royalty or otherwise, to use in its drilling, production and processing operations hereunder such amounts of water produced by Lessee's operations, or Substances produced from the Lands as may be reasonably required by Lessee for such purposes. Lessee shall be entitled, without accounting to Lessor therefore in any manner, to flow and/or blow wells without restriction for testing or operating purposes.

6.	UNECONOMIC SUBSTANCES

(a) Nothing herein contained shall require Lessee to produce any Substances or to recover, save and market any of the Substances contained in the brines or other well output produced from wells on the Lands, which, in Lessee's judgment, is not economic to produce, recover, save or market. Lessee shall have the right, without accountability to Lessor therefore, to waste or dispose of any such uneconomic Substances by such lawful manner or means as Lessee shall deem appropriate in the circumstances subject to the environmental and surface operations protection provisions herein.

(b) Lessee shall not be obligated to produce Substances it is unable to market at the well or wells, plant or plants. It is recognized that the market demand for the Substances may vary from time to time and during such periods as there is no market at the well or plant for any of the Substances, Lessee's obligation to produce, process and extract such Substances shall be suspended. Lessee shall have no obligation to save or process by-products described in Section 1 (a) (5).

(c) Subject to the foregoing and except as herein otherwise provided, Lessee agrees that any wells it may drill and wells completed and thereafter operated, shall be performed with reasonable diligence and in accordance with good operating practice and all applicable laws so long as such wells shall produce Substances in paying quantities while the Lease is in force as to the portion of the Lands on which such well or wells are situated.

7.	SURFACE OPERATIONS

(a) Promptly following Lessor's notice to do so, Lessee shall adequately fence or otherwise prevent access to all of Lessee's drill sites on the Lands against Lessor's livestock if any shall then be kept upon the Lands. No well shall be drilled within three hundred feet (300') of any residence or other building now on the Lands without the prior written consent of the owner thereof. Lessee shall be responsible for damages to growing crops caused by its operations on the Lands; such payments are to be based upon the fair market value of such crops at the time of such damages.

(b) Lessee agrees to use reasonable care at all times in all of Lessee's operations on the Lands. to prevent injury or damage to cattle, livestock, buildings, water diversion works, ditches, tanks and water wells or other property of the Lessor located thereon; and Lessee agrees to repair, mitigate or pay the Lessor for all damages to the surface of the Lands and to the cattle, crops, buildings, livestock, fences, water diversions, ditches, tanks, water, water wells and, without limitation, all other property of the Lessor situated on the surface of the Lands resulting from Lessee's operations on the Lands.

(c) No well products or surface materials or refuse of any kind shall be allowed to deposit upon, pass into or otherwise enter or degrade or pollute the waters or the water supply of Lessor or others. All drilling fluids, well products and other substances, the spillage of which would contaminate or otherwise adversely affect the productivity of any portion of the Lands not actually occupied or used by Lessee or which would adversely affect the waters or the water supply of Lessor or others shall be removed by Lessee in such manner and to such place or places as to insure that such contamination or adverse effect does not occur.

(d) Prior to the commencement of any operations on the Lands, Lessee shall inform Lessor of the commencement of such operations (either orally, under the notice provisions hereof or otherwise) with the approximate date of such commencement and the location of same; such notice to be given within a reasonable time prior to the commencement of such operations.

(e) Lessee shall not be liable to Lessor for damages to any geothermal resources reservoir underlying the Lands or for the loss of Substances therein or therefrom or from any subsidence or surface damages resulting from its operations hereunder unless such damage or loss is caused by Lessee's negligence or willful misconduct.

8.	TITLE WARRANTY

Lessor hereby grants and agrees to defend title to the Lands, subject to Lessee's confirmation of the exact status of Lessor's interest therein, except for rights of way and easements of record, and further agrees that Lessee at its option may pay and discharge any delinquent taxes, mortgages, trust deeds or other delinquent liens or encumbrances existing, levied or assessed on or against the Lands; and, in the event Lessee shall exercise such option, Lessee shall be subrogated to the rights of any holder or holders thereof and shall have the right, in addition to other remedies provided by law or equity, to reimburse itself by applying to the discharge of any such mortgage, tax or other lien or encumbrances any and all payments accruing to Lessor hereunder.

9.	LESSER OR AFTER ACQUIRED INTEREST

If it should hereafter appear that Lessor at the time of making the Lease owned a lesser interest in the Lands than the fee simple estate therein and thereto, or less than the entire interest in the Substances contained in and under the Lands, then the rentals, royalties and the like accruing to Lessor hereunder shall be paid to Lessor in the proportion which Lessor's interest bears to the entire fee simple estate in the Lands or to the entire interest in the Substances. Notwithstanding the foregoing, should Lessor hereafter acquire any additional right, title or interest in or to the Lands or the Substances, then any increase in payments of money hereunder necessitated thereby shall commence with the payment next following receipt by Lessee of satisfactory evidence of Lessor's acquisition of such additional interest.

10.	TAXES

(a) Lessee shall pay all taxes levied and assessed against Lessee's leasehold interest in the Lands. Lessee shall pay all taxes levied and assessed against all structures, improvements and personal property placed upon the Lands by Lessee. Lessor shall pay all taxes levied and assessed against the Lands as such and against any rights thereto not covered by the Lease and shall pay all taxes levied and assessed against all structures and improvements· placed on the Lands by Lessor.

(b) Lessor agrees to pay any and all taxes assessed upon Lessor's royalty proceeds for any Substances produced and sold by Lessee from the Lands and ad valorem taxes on Substances together with the same share of all severance, production, net proceeds and license taxes or other taxes or assessments levied or assessed on account of the production of Substances from or allocated to the Lands, and to pay all of any other taxes assessed against the Lands, whether the same are assessed to Lessor or Lessee or otherwise, and Lessee is hereby authorized to pay all such taxes and assessments on behalf of Lessor and to deduct the amount so paid from any royalties or moneys due Lessor hereunder.

11.	OPERATIONS

(a) All operations and acts of Lessee upon the Lands shall be performed in a good, safe and workmanlike manner and in accordance with recognized good operating, engineering and industry standards and practices.All operating sites shall be kept neat, clean and safe and operations shall be conducted so as to eliminate, so far as practicable, dust, noise and noxious odors.

(b) Lessee shall comply with all laws and regulations applicable to its operations hereunder including but not limited to requirements for workmen's compensation insurance as required· by the laws of the State of California.

(c) Lessee shall forever save harmless, defend and indemnify Lessor from and against any and all manner of claims, judgments or suits whatsoever arising out of Lessee's operations hereunder other than those arising in whole or in part from Lessor's negligence or willful misconduct and this Section shall survive termination of the Lease.

(d) All of the labor to be performed and all of the materials to be furnished in the operations of Lessee hereunder shall be at Lessee's sole cost and expense unless otherwise specified herein, and Lessor shall not be chargeable with or liable for any part thereof Lessee shall protect the Lands against liens of every character arising from its operation thereon.

(e) If Lessee or anyone purchasing Substances from Lessee constructs on the Lands a plant for the conversion of Substances into electricity, heat, power or another form of energy or for the extraction and processing of by-products, or both, and if any such plant utilizes Substances produced or obtained from the Lands and from other land in the vicinity, Lessee or such purchaser shall have the right and easement to continue to maintain and operate such plant and connected pipelines, transmission lines and other associated facilities so long as it utilizes Substances from other land notwithstanding any cessation of production from the Lands or the expiration, termination or forfeiture of the Lease. In such event, Lessor shall be paid annually the fair rental value per year of the area so occupied.

(f) Any work or drilling operations preliminary to the drilling in the ground or reworking operations may be undertaken in any order Lessee shall see fit; All such work and operations shall be prosecuted with reasonable diligence.

12.	UNITIZATION

(a) Lessee shall have the right, at its sole option, from time to time, either before or after production, to unitize, pool or combine all or any part of the Lands with other land or lands or lease or leases (whether held by Lessee or others and whether or not the surface of such lands may be used for development or operating purposes) adjacent, adjoining or in the immediate vicinity of the Lands to comprise one or more operating or development units ("Unit"), and drilling operations or production on any such Unit shall constitute compliance herewith to the same extent as though such operations or production were on the Lands. Lessor's participation interest in any Unit shall be the proportion that the Lands within the Unit bear to the total number of acres in the Unit. Such Unit shall come into existence upon Lessee's execution in writing and recordation in the Office of the County Recorder in the county in which the Lands are situated, of an instrument identifying and describing the Unit's acreage. Lessee shall at all times keep Lessor informed of the Lands included in any Unit.

(b) Lessee shall have the right at any time or times to increase or decrease the size of any Unit and any change in the amount of Lessor's royalties resulting from the unitization of all or part of the Lands or an increase or decrease of the Lands in a Unit shall not be retroactive.

(c) As to each and any such Unit, Lessee shall have the right to commingle for the purpose of utilizing, selling or processing, or causing to be processed, the steam or steam power and/or extractable minerals produced from such Unit with the steam or steam power and/or extractable minerals produced from other lands or units, so long as the production from the Unit which includes all or portions of the Lands is measured, metered or gauged as to Unit production; unit production so measured, metered or gauged shall then be allocated to the Lands in accordance with the provisions of Section 12(a) above.

(d) Allocation, as aforesaid, shall cease upon any termination, either in whole or in part (by surrender, forfeiture or otherwise), of this or any other lease covering lands in such Unit as to the lands covered by such terminated lease or part thereof. In the event of the failure of Lessor's or any other owner's title as to any portion of the lands included in any such Unit, such portion of such land shall likewise be excluded in allocating production from such Unit; provided however, Lessee shall not be held to account for any production allocated to any lands to be excluded, as aforesaid, from such Unit unless and until Lessee has actual knowledge of the aforesaid circumstances requiring such exclusion.

(e) If any taxes of any kind are levied or assessed (other than taxes on the land as such or any rights thereto not covered by the Lease), any portion of which is chargeable to Lessor under Paragraph 10 hereof, then the share of such taxes to be borne by Lessor as provided in the Lease shall be in proportion to the share of the royalty from such Unit allocated to the Lands.

(f) Lessee may, at its sole option, at any time when there is no production in such Unit of

Substances in quantities deemed paying by Lessee, terminate such Unit by a written declaration, in the manner in which it was created.

13.	FORCE MAJEURE

Lessee's obligations hereunder save and except payment of annual rentals set forth in Section 2(c) or Section 11(e) above shall be suspended, and the term of the Lease and the period for removal of Lessee's property in the event of termination shall be extended while Lessee is prevented from complying therewith by: strikes; lockouts; riots; action of the elements, including but not limited to fire, explosion, flood, volcanic activity, earthquakes, or tidal waves accidents; delays in transportation; inability to secure labor or materials in the open market; laws, rules or regulations of any Federal, State, County, Municipal or other governmental agency, authority or representative having jurisdiction, including failure or delay in issuance of necessary permits or approvals; war (whether declared or undeclared); acts of God; litigation or administrative proceedings affecting title to lands covered hereby or operations thereon; inability to secure or absence of a market for commercial sale of Substances, or any of them, produced from the Lands or of derivatives developed by Lessee therefrom; or by other matters or conditions beyond the reasonable control of Lessee, whether or not similar to the conditions or matters in this Section specifically enumerated ("Force Majeure").

14.	SURRENDERS

(a) Lessee may, at any time, surrender the Lease to Lessor in its entirety or, from time to time, surrender only so much of the Lands as Lessee may elect in the instrument of surrender by executing and delivering to the Lessor placing of record in the Office of the Recorder of Imperial County, State of California, in which the Lands are located a quitclaim deed or deeds covering all or any part of the Lands so selected by Lessee for surrender and Lessee shall thereby be relieved of all obligations as to the acreage so surrendered, except for obligations already accrued by the terms hereof or as provided by Section 16 hereof. Notwithstanding such surrender, Lessee shall nevertheless retain such rights of way, easements and privileges over, upon, through and across the lands so surrendered as shall be necessary or convenient for Lessee’s operations on so much of the Lands as shall then be retained by Lessee under the Lease and on Lessee's other lands in the vicinity.

(b) Further, upon the expiration of the Lease or its earlier termination under the provisions herein, Lessee shall remain obligated to Lessee (a) for any royalties or other payments accrued and unpaid and (b) for uncompleted acts Lessee was obligated to complete prior to such expiration or termination, (c) for any damage to Lessor or the Lands resulting from any breach of this Lease by Lessee, and (d) for any liens, charges or encumbrances to which the Lands may have become subject by reason of the acts or omissions of Lessee.

15.	BREACH OF AGREEMENT BY LESSEE

If Lessee shall fail to pay any installment of royalty or rental when due and if such default shall continue for a period of thirty (30) days after receipt by Lessee of written notice thereof from Lessor to Lessee, then at the option of Lessor the Lease shall terminate as to any portions thereof or any interests therein as to which Lessee is in default; provided, however, that if there be a bona fide dispute as to the amount due and all undisputed amounts are paid, said thirty-day (30) period shall be extended until five (5) days after such dispute is settled by final court decree, arbitration or agreement. If Lessee shall be in default in the performance of any obligations under the Lease other than the payment of rental or royalty, and if for a period of ninety (90) days after written notice is given to Lessee by Lessor of such default Lessee shall fail to commence and thereafter diligently and in good faith prosecute action to remedy such default, Lessor may terminate the Lease. No default in the performance of any condition or obligation hereof or termination by reason thereof shall affect the rights of Lessee hereunder with respect to any drilling, injection, disposal, or producing well or wells and related facilities and rights of access thereto, in regard to which Lessee is not in default, together with an area of acreage reasonably necessary for operation and maintenance thereof in the form of a square surrounding each such well then completed or being drilled, and rights-of-way, easements, and surface areas necessary for continuing Lessee's operations on the Lands retained, or on other lands in the vicinity thereof, including without limitation sites for electric generating plants or for other processing or use of Substances. Disputes or differences between Lessor and Lessee shall not interrupt performance or the continuation of operations. In the event of any dispute or difference, operations shall be continued in the same manner as prior to such dispute or difference until the matters in dispute have been resolved, and thereupon such payments or restrictions shall be made as may be required under the terms of the settlement or resolution of the dispute. Termination or cancellation of the Lease pursuant hereto shall be the sole remedy of Lessor for failure of Lessee to pay any rental or royalty.

16.	REMOVAL OF LESSEE’S PROPERTY

(a) Lessee may at any time during the term of the Lease remove all or any of the property and fixtures placed by it in or upon the Lands, including the right to draw and remove all casing.

(b) Following termination of the Lease or any part thereof for any cause, and following abandonment of any well drilled pursuant to the provisions hereof, Lessee shall within six (6) months thereafter remove all personal property which Lessee shall have brought upon the Lands affected by such termination or upon the drill site of such abandoned well; shall fill all sumps, remove all foundations and so nearly as practicable restore the areas affected by such termination or abandonment to the condition in which they were prior to the commencement of its operations hereunder; and, in the case of termination, shall deliver to the Lessor a quitclaim deed, in recordable form, surrendering to the Lessor all right, title and interest of the Lessee in that part of the Lands as to which the Lease shall have been so terminated, saving and excepting necessary easements and rights of way on the Lands for Lessee's further operations on any part of the Lands as to which the Lease shall not have been terminated and on Lessee's other lands in the vicinity. The ownership of any of Lessee's property not removed by it during the period herein provided shall, in the absence of Force Majeure, be deemed abandoned by Lessee and shall pass to Lessor without further act of the parties or either of them effective upon expiration of such period, provided however Lessee shall remain liable to Lessor for any such property which Lessee fails to remove upon notice by Lessor within said six (6) month period that such property be removed.

17.	ASSIGNMENT

(a) Lessee shall have the absolute right to assign all or any part of its rights or interest in and to the Lease, including but not limited to Lessee's right to occupy such portions of the surface of the Lands as may be necessary for the construction of plants and other facilities. No assignment by either party hereunder shall be effective for any purpose whatsoever until and unless a certified or conformed copy of the recorded instrument of assignment; shall be given to the other party, in the same manner as is provided for a notice hereunder.

(b) In the event of assignment by the Lessee of the Lease as to a segregated portion of the Lands, payments due the Lessor hereunder shall be apportionable among the several leasehold owners according to the surface area of each of their respective leaseholds, and default in such payment by one or more of such leasehold owners shall in no way affect the right of any other leasehold owner hereunder.

18.	ADDITIONAL OPERATIONS

(a) For the consideration paid at the time of execution of t is agreement and without any additional consideration to be paid therefore, except as provided below, Lessor hereby grants to Lessee, its successors and assigns, the following rights, rights of way and easements in, under, upon, through and across the Lands which may be exercised at any time or from time to time during the duration of the Lease, and as long thereafter as Lessee exercises any of the rights granted in this Section: (i) The sole and exclusive right to locate a well or wells on the surface of the Lands and to slant drill said well or wells into, under, across and through the Lands and into and under lands other than the Lands together with the right to repair, redrill, deepen, maintain, inject in, rework and operate or abandon such well or wells for the production of Substances from such other lands together with the right to develop water from the Lands for any of Lessee's operations pursuant to this Section and together with the right to construct, erect, maintain, use, operate, replace, and remove all pipelines, power lines, telephone lines, tanks, machinery and other facilities, together with all other rights necessary or convenient for Lessee's operations under this Section and together with rights of way for passage over and upon and across and ingress and egress to and from the Lands; and (ii) The sole and exclusive right to drill into and through the Lands below a depth of fifty feet (50') from the surface thereof, by means of a well or wells drilled from the surface of lands other than the Lands, and the right to abandon or repair, redrill, deepen, maintain, inject in, rework and operate such well or wells for the production of Substances from lands other than the Lands.

(b) If Lessee does not unitize or pool the Lands or any part hereof in accordance with Section 12 hereof and exercises the rights granted by Lessor in Section 18(a) (i); Lessee shall pay to Lessor an annual rental computed at the rate of three hundred dollars ($300.00) per acre for each surface acre of the Lands being exclusively occupied by Lessee pursuant to such grant. Any well drilled under the provisions of this Section shall be drilled so that the producing or injecting interval thereof shall lie wholly outside the boundary of the Lands and Lessor recognizes and agrees that Lessor has no interest in any such well or wells drilled pursuant to this Section or any production therefrom.

(c) Any surrender or termination under any other provision of the Lease shall be effective notwithstanding the fact that Lessee in and by such surrender or termination reserves the right granted to Lessee under this Section, and regardless of such surrender or termination, the rights granted under this Section shall continue for the term hereinabove granted in this Section.

19.	INSPECTION RIGHTS/ BOOKS AND RECORDS

(a) Lessor, or its agents, may at reasonable times but at their sole risk and expense, examine the workings, installations, structures and operations of Lessee upon the Lands but shall do so in such manner as not to unreasonably interfere with Lessee's operations.

(b) Lessee shall keep full and correct copies of its books and records with respect to all matters relevant to the royalty and other rights of Lessor hereunder and Lessor or its agents may upon reasonable notice and at reasonable times, but at Lessor's sole risk and expense, inspect and copy the same.

20.	INDEMNITY AND INSURANCE

(a) All labor performed on or with respect to the Lands by or on behalf of Lessee and all materials furnished by or on behalf of Lessee for use upon the Lands or use elsewhere in Lessee's operations hereunder and all obligations incurred in any manner in or in connection with Lessee's acts and operations on or with respect to the Lands shall be at the sole expense of Lessee and Lessor shall not be chargeable with or liable for any part thereof. Lessee shall protect the Lands against liens of any and every character arising or which might arise from its operations, acts or failure to act on or with respect to the Lands. Lessee hereby indemnifies Lessor against and agrees to hold it and the Lands free of and harmless from any and all liens, charges and liability arising by reason of the operations, act or omissions of Lessee or its employees or agents.

(b) Lessee shall protect Lessor and the Lands against damages of every kind and character which may be occasioned to any person or to the property of any person or to the general public or environment or air or water by reason of the operations, acts or omissions of Lessee or its employees or agents and hereby indemnifies Lessor and the Lands of Lessor against and agrees to hold it free of and harmless from any and all claims, demands and liability for such damages. Lessee at its own expense, shall obtain prior to commencing operations on the Lands and shall thereafter maintain during the life of this Lease all Workmen's Compensation Insurance required by law and such public liability and property damage insurance, protecting both Lessee and Lessor, during each particular period of time as shall be clearly adequate in coverage and amount under the circumstances prevailing during that time period and shall annually furnish Lessor prior to the expiration of any such policy with certificates evidencing the renewals for such insurance.

21.	FEES AND BONDS

Lessee shall at its sole cost and expense and without recourse against Lessor:

(a) Pay all fees and other charges payable by either Lessee or Lessor to any governmental entity or agency thereof, for or with respect to or in connection with or for the supervision of or official action with respect to the drilling, redrilling, deepening, operation or abandonment of each well on the Lands and

(b) Obtain insuring bonds or agreement, legally sufficient as to issuer, amount, coverage and terms, as are required by the State of California or any agency thereof or by any other governmental entity or agency thereof to be filed or deposited by either Lessee or Lessor for or with respect to or in connection with or for the supervision of or official action with respect to the drilling, redrilling, deepening operation or abandonment of any well on the Lands or the drilling or other operations of Lessee on or with respect to the Lands, and for the permitting, licensing, siting, construction, operation and maintenance of electric power plants and associated lines, wires, pipelines and equipment.

22.	ENVIRONMENTAL, RECLAMATION AND RESTORATION MATTERS

In the event any buildings or personal property shall be damaged, destroyed or required to be removed because of Lessee's operations on the Lands, Lessee shall be liable for payment of the reasonable value thereof. Upon completion of any well drilled on the Lands, Lessee shall level land, fill all sump holes and excavations and shall remove all debris and shall leave the location of such well in a clean and sanitary condition. Lessee in its operations on the Lands shall at all times have due and proper regard for the rights and convenience and the health welfare and safety of Lessor. Any wells drilled by Lessee hereunder shall be drilled in a manner so as to maximum extent practicable not to affect any water well of Lessor on the Lands and such wells shall be drilled by Lessee so as to seal off and protect Lessor's surface waters and domestic and irrigation well waters.

Lessee shall perform all reclamation and restoration of the Lands required by local, state and federal laws and regulations as a result of Lessee's activities or operations on the Lands and this obligation shall survive the termination of this Lease to the extent that any such reclamation and restoration obligations have not been completed on the date of termination.

23.	PROTECTION OF MORTGAGE

(a) Lessee shall have the right at all times during the term of the Lease, with the consent of Lessor if requested by Lessee's lender(s), which consent shall not be unreasonably withheld, to obtain bona fide loans (including through special purpose revenue bonds) and to secure such loans by encumbering the leasehold estate created by the Lease by any permitted mortgage, deed of trust or other security instrument, including, without limitation, an assignment of Lessee's issues and profits from the Lands, which constitutes a lien on all or any portion of the leasehold estate created by the Lease ("Leasehold Mortgages"); provided however, that the proceeds of such loans are to be used for the development, design, planning, purchase, construction, maintenance, and operation of one or more power plants and associated well fields and related equipment, personal property, fixtures and improvements necessary or desirable in the operation of such facilities. It shall be unreasonable for Lessor to withhold consent to a Leasehold Mortgage if the lender is a recognized lending or financial institution (including insurance companies) that is financially sound or is the Federal government, the State of California, and/or a bona fide municipality or political subdivision of the State of California.

(b) During the continuance of each and every Leasehold Mortgage and until such time as the lien of each and every Leasehold Mortgage has been extinguished Lessor and Lessee shall cooperate in including in the Lease by suitable amendment or other instrument, from time to time, any provision which may be reasonably requested by an owner or holder of the Leasehold Mortgage ("Leasehold Lender") for the purpose of implementing mortgagee protection provisions and allowing the Leasehold Mortgage reasonable means to protect or preserve the lien of the Leasehold Mortgage on the occurrence of a default under the terms of the Lease. Lessor and Lessee each agree to execute, deliver and acknowledge any agreement necessary to effect any such amendment or other instrument; provided, however, that Lessor shall have no obligation to execute such amendment or other instrument which in any way affects the term hereto, the indemnities provided herein, or rent or royalties payable under the Lease.

24.	CONSENT ESTOPPEL AND RATIFICATION CERTIFICATES

Lessor shall, without charge at any time and from time to time, within ten (10) days after request by Lessee, certify to by written instrument, duly executed and acknowledged, and deliver same to Lessee or any other party or parties designated by Lessee:

(a) That the Lease is in full force and effect;
(b) Whether Lessee is in default under the Lease;
(c) That the Lease may be assigned or subleased as security to secure financing or continue same to benefit the Lease;
(d) That Lessor will afford the Leasehold Lender or any party holding a security interest in the Lease all opportunities available to Lessee to cure any defaults under the Lease;
(e) Such other reasonable assurances and information as Lessee may request.

25.	NOTICES

Any notice or other communication hereunder by Lessor or Lessee to the other shall be given in writing by sending the same by prepaid registered or certified mail with return receipt requested, addressed as follow:

LEESEE
ORMAT Nevada, Inc.
980 Greg Street
Sparks, Nevada 89431-6039

LESSOR
Salton Sea Energy Investments, Inc.
31604 Railroad Canyon Rd # 103
Sun City, CA 92587-9460

Any notice mailed as aforesaid shall be deemed given and received within seventy- two (72) hours after the deposit thereof in the United States mail, The parties may, by like notice at any time, and from time to time, change their respective addresses for the purposes hereof. Postmark dates on registry receipts for such notices shall be conclusive as to the date of mailing·

26.	ENTIRETY CLAUSE

(a) If the Lands shall hereafter be owned in severalty, or in separate tracts, the premises nevertheless shall be developed and operated as one Lease, and all royalties accruing hereunder shall be treated as an entirety, and shall be divided among and paid to such separate owners in the proportion that the acreage owned by such separate owner bears to the entire leased acreage. Any payment required to be made by Lessee pursuant to the foregoing shall be paid in accordance with the provisions in Section 4 hereof.

(b) There shall be no obligation on the part of the Lessee to off-set wells on separate tracts unto which the Lands covered by the Lease may be hereafter divided by sale, devise, unitization, or otherwise, or to furnish separate measuring or receiving facilities.

27.	SEVERABILITY

If any part, portion or provision of the Lease shall be found or declared null, void or unenforceable for any reason whatsoever by any court of competent jurisdiction or by any governmental agency having authority thereover, then only such part, portion or provision shall be affected thereby and the remainder of this instrument shall continue in full force and effect. The foregoing provisions of this paragraph shall be severable for the purposes of the provisions of this Section.

28.	LEASE CONTAINS ALL AGREEMENTS

It is expressly acknowledged and agreed by the parties hereto that the Lease and the exhibits attached hereto and forming a part hereof as of the date hereto set forth all of the promises, agreements, conditions and understandings between Lessor and Lessee with respect to the Lands, and supersedes all prior agreements, arrangements or understandings and that there are no promises, agreements, conditions or understandings, either oral or written, between them with respect to the Lands as of the date hereof other than are herein set forth. It is further acknowledged and agreed that no subsequent alteration, amendment, change or addition to this Lease shall be binding upon Lessor and Lessee unless reduced to writing and executed by them.

29.	COUNTERPARTS

(a) The Lease may be executed in any number of counterparts by any person having an interest in the Lands with the same effect as if all Lessors herein were named as Lessor in one document and had all signed the same document. All counterparts shall be constituted together and shall constitute one Lease. The failure of any person owning an interest in the Lands to execute a counterpart hereof, or the failure of any person named as Lessor in any counterpart to execute the same, shall not affect the binding force of the Lease as to those who have executed or shall execute a counterpart hereof.

(b) If more than one person is named as Lessor herein and one or more of them fails to execute the Lease, it shall, nevertheless (if accepted by Lessee) become effective as a lease from each such Lessor as may have executed the same.

30.	RECORDABLE DOCUMENT

Lessor and Lessee agree to execute a recordable Memorandum of Geothermal Lease and Agreement providing constructive notice of the contents hereof which document shall be recorded in the record in t e Office of the Recorder Imperial County, State of California.

31.	BINDING EFFECT

The lease and all of the terms, covenants and conditions hereto shall extend to and be binding upon the respective heirs, executors, administrators, grantees, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Instrument as of the date hereinabove first written.

LESSOR
Name: /s/ John P. Atkinson Jr.
Title: President

LESSEE
Name: /s/ Connie Stechman
Title: Assistant Secretary

Exhibit “A”

Township 11 South, Range 10 East, S.B.B.M.

Imperial County, California

This Exhibit “A” attached hereto and made a part hereof this Geothermal Lease dated February 8, 2002, by and between Salton Sea Energy Investments, Inc., as Lessor and ORNI 5 LLC, a Delaware Limited Liability Company, as Lessee, and covering the following real property:

Those portions of Section 5, Township 11 South, Range 10 East, San Bernardino Base and Meridian according to the United States Government Plat of Survey approved and on file in the United States Land Office at Los Angeles, California, described as follows:

Parcel 1 (APN: 017-970-013)

BEGINNING at the Southeast corner of Section 5, thence along the easterly line of said Section 5; North 00°28’13’’ West 60.00 feet to the intersection with a line that is located 60.00 feet northerly of, measured at right angles to the South line of said Section 5; said point of intersection being the TRUE POINT OF BEGINNING. Thence along said parallel line;

1st	North 88°53’28’’ West 5106.44 feet, thence

2nd	North 70°00’00’’ West 1108.53 feet, thence

3rd	North 84°30’00’’ East 4075.44 feet to the intersection with the East line of said Section 5, thence along said East line

4th	South 00°28’13’’ East 868.61 feet to the TRUE POINT OF BEGINNING, and containing 64.3 acres of land, more or less.

Parcel 2 (APN: 017-970-008)

BEGINNING at the Northwest corner of said Section 5 thence along the north line of said Section 5:

1st	South 89°50’19’’ East 998.83 feet, thence

2nd	South 14°00’00’’ East 2885.21 feet, thence

3rd	South 84°30’00’’ West 1666.78 feet to the intersection with the West line of said Section 5, thence along said West line

4th	North 00°43’46’’ West 2962.31 feet to the point of beginning; and containing 89.5 acres of land, more or less.

Parcel 3 (APN: 017-970-015)

BEGINNING at the Northeast corner of Section 5, thence along the easterly line of Section 5:

1st	South 00°28’13’’ East 2242.45 feet, to the Northerly line of that certain parcel of land conveyed August 14, 1967 and recorded as Document No. 33 in Book 1249, Page 988 of Official Records, thence along said Northerly line,

2nd	South 70°00’00’’ West 689.43 feet to the Southeast corner of Lot B of Tract No. 600 as shown on the map recorded in Book 5, Page 53 of Final Maps in the Office of the Recorder of the County of Imperial; thence along the eastern and southern boundaries of said Tract No. 600 by the following 25 courses

3rd	North 20°00’00’’ West 451.64 to the beginning of a tangent curve concave westerly having a radius of 1710.00 feet, thence

4th	Northerly along said curve through a central angle of 09°01’00’’ an arc distance of 269.10 feet, thence

5th	North 60°59’00’’ East 235.00 feet, thence

6th	North 60°02’11’’ East 60.01 feet to the beginning of a non-tangent curve concave easterly having a radius of 20.00 feet from which point of intersection a radial line bears North 60°57’18’’ East, thence

7th	Northerly along said curve through a central angle of 88°35’07’’ an arc distance of 30.92 feet, thence

8th	North 30°27’35’’ West 60.00 feet to the intersection with a non-tangent curve concave northerly having a radius of 20.00 feet from which point of intersection a radial line bears North 30°27’35’’ West thence

9th	Westerly along said curve through a central angle of 88°35’07’’ an arc distance of 30.92 feet to the intersection with a tangent curve concave southwesterly having a radius of 2005.00 feet thence

10th	Northwesterly along said curve through a central angle of 13°34’09’’ an arc distance of 474.84 feet to the intersection with a tangent curve concave northeasterly having a radius of 20.00 feet thence

11th	Along said curve through a central angle of 88°35’07’’ an arc distance of 30.92 feet thence

12th	North 43°08’29’’ East 155 feet thence

13th	North 46°51’31’’ West 60.00 feet to the intersection with a non-tangent curve concave southeasterly having a radius of 263.00 feet from which point of intersection a radial line bears South 46°51’31’’ East thence

14th	Northeasterly along said curve through a central angle of 01°41’31’’ an arc distance of 7.77 feet thence

15th	North 45°10’00’’ West 125.00 feet to the intersection with a non-tangent curve concave southeasterly having a radius of 388.00 feet from which point of intersection a radial line bears

South 45°10’00’’ East thence

16th	Northeasterly along said curve through a central angle of 13°04’00’’ an arc distance of 88.48 feet thence

17th	North 57°54’00’’ East 479.74 feet thence

18th	South 32°06’00’’ East 105.00 feet to the intersection with a tangent curve concave westerly having a radius of 20.00 feet thence

19th	Southerly along said curve through a central angle of 90°00’00’’ an arc distance of 31.42 feet thence

20th	South 32°06’00’’ East 60.00 feet to the intersection with a non-tangent curve concave southwesterly having a radius of 20.00 feet from which point of intersection a radial line bears South 32°06’00’’ East, thence

21st	Southeasterly along said curve through a central angle of 90°00’00’’ an arc distance of 31.42 feet, thence

22nd	South 32°06’00’’ East 120.00 feet thence

23rd	North 57°54’00’’ East 70.00 feet to the intersection with a non-tangent curve concave southeasterly having a radius of 20.00 feet from which point of intersection a radial line bears North 57°54’00’’ East thence

24th	Northerly along said curve through a central angle of 90°00’00’’ an arc distance of 31.42 feet thence

25th	North 57°54’00’’ East 105.00 feet thence

26th	North 32°06’00’’ West 585.00 feet thence

27th	North 57°54’00’’ East 533.41 feet to the intersection with the northerly line of aforesaid Section 5 thence

28th	Along the northerly line of said Section 5, South 89°50’40’’ East 62.04 feet to the point of beginning.

And containing 29.84 acres of land, more or less.

Parcel 4 (APN: 017-312-004)

Portion of Lot A, Block 17, Tract 600, according to Map thereof recorded in Book 5, Page 53 of Final Maps, in the office of the County Recorder, Imperial County, California, containing 0.13 acres, more or less.

Parcel 5 (APN: 017-330-017)

Portion of Lot A, Block 14, 15 & 16, Tract 600, according to Map thereof recorded in Book 5, Page 53 of

Final Maps, in the office of the County Recorder, Imperial County, California, containing 0.37 acres, more or less

Parcel 6 (APN: 017-330-006)

Lot B, BLK 13, TR 600, Section 5, T11S, R10E, SBBM

Lot B, Block 13, Tract 600, according to Map thereof recorded in Book 5, Page 53 of Final Maps, in the office of the County Recorder, Imperial County, California, containing 0.12 acres, more or less